November 5, 2010

Mr. John M. Hartz	Filed via EDGAR
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE — MS 7010
Washington, D.C. 20549-7010

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-31507
Response to Comment Letter
Dear Mr. Hartz:
On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 26, 2010. The Staff’s comments are repeated below in bold, and are followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2009
Legal Proceedings, page 22
1.	We note your disclosure about the disputed planned landfill in Chaparral, New Mexico. There have been no material updates in your quarterly reports. Please provide us with a comprehensive update on the status of this issue. In particular:
•	Tell us the current status of the license for the Chaparral property.

•	Tell us whether you have filed the formal land permit for the 325 acres you purchased from the State of New Mexico in July 2009.

•	Tell us your views concerning the probability of the new location permit being approved.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
November 5, 2010

The license the Staff refers to above, or landfill permit, for the undeveloped property in Chaparral, New Mexico is in abeyance pending resolution of the permit application for the new property the Company’s subsidiary, High Desert Solid Waste Facility, Inc. (“HDSWF”), acquired in July 2009. HDSWF hopes to relocate to the new property the landfill it planned to construct on the Chaparral property. In September 2009, the New Mexico Environment Department (“NMED”) approved a continuance of the limited rehearing until November 2010, which the Company first disclosed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on October 27, 2009, and which the Company also disclosed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on February 9, 2010. This was the third such continuance that the NMED has granted as a result of joint requests made by parties to the underlying litigation, and the Company anticipates that the NMED will continue to grant similar continuances until the Company either voluntarily dismisses its permit application or actively resumes its effort to obtain a permit for the Chaparral property. The Company plans to seek additional continuances until the Secretary of Environment approves the permit application for the new property and the applicable 30-day appeal period lapses without appeal, at which time the Company intends to dismiss its permit application for the Chaparral property. If the Secretary of Environment denies the permit application for the new property, then the Company will actively resume its effort to obtain a permit for the Chaparral property.
HDSWF filed a formal landfill permit application for the new property with the NMED on September 17, 2010, and the NMED is evaluating that application. The Company disclosed this update in its most recent Form 10-Q, which it filed with the Commission on October 20, 2010.
For the reasons described below, the Company believes that it is probable that the Secretary of Environment ultimately will approve HDSWF’s permit application for the new property. In July 2007, the NMED, the Colonias Development Council (“CDC”), the Company and Otero County signed a stipulation requesting a postponement of the limited public hearing to allow the Company time to explore a possible relocation of the landfill to the new site. In that stipulation, CDC represented that it intended not to oppose the siting of the landfill at the new property on the basis of community development and social concerns. While the Company believes this representation will be meaningful, it does not mean the permit application for the new site will be unopposed. In fact, the Company has been informed that on November 1, 2010, the NMED received a petition with approximately 300 signatures on it voicing opposition to HDSWF’s permit application for the new property. The Company understands the NMED is planning on conducting a community meeting to address the concerns of community residents, although the meeting has not yet been scheduled to the Company’s knowledge. In addition, the location of the new property is favorable in that it is a remote, unimproved area about 2.7 miles northeast of the community of Chaparral (the original landfill site was located on the eastern edge of the community of Chaparral). The new property is adjacent to Fort Bliss, a large military training area situated to the north. The land adjacent to the site to the south, east and west is unimproved land used primarily for cattle grazing, and the nearest improvement is the Otero County prison, which is located more than one mile to the east. Highway 54, the main access route to the new property, does not pass through the community of Chaparral. Also, the access road from Highway 54 to the site passes next to the prison, but otherwise avoids built-up areas.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
November 5, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Assumptions
Goodwill and Indefinite Lived Intangible Testing, page 32
2.	In your prior response you told us that:
•	You believe each of your districts is a reporting unit.

•	Such information was regularly reviewed by the CODM.

•	Your view was that such reporting units could be aggregated and deemed a single reporting unit because the reporting units had similar economic characteristics.

•	You did not consider the lack of consistent EBITDA margins to be a substantive factor to preclude the aggregation of the districts within an operating region into a single reporting unit.
Considering the acquisitions that have occurred and the current economic environment, tell us whether you have experienced any circumstances within a district, or group of districts within your defined reporting units that has caused you to reconsider this determination. Tell us whether under certain extreme circumstances (for example where the EBITDA margins in a district, or group of districts has significantly diverged), you might reconsider this factor by giving it more weight in your aggregation determination.
The Company has not experienced any circumstances within a district, or group of districts within its defined reporting units that has caused it to reconsider its determination that districts within an operating region can be aggregated into a single reporting unit.
During the fiscal year ended December 31, 2008, the EBITDA margin range between the Company’s three operating regions was 28.2% to 29.9%. During the fiscal year ended December 31, 2009, the EBITDA margin range between the Company’s three operating regions was 29.6% to 32.2%. Although the unfavorable economic environment contributed to the Company experiencing, in total, declining revenues in 2009 at its operating locations owned during the fiscal years ended December 31, 2008 and 2009, it was able to generally prevent declines in EBITDA margins at operations impacted by the economy by aggressively reducing operating expenses. Additionally, the acquisition of seven landfills during the fiscal year ended December 31, 2009, which generally have higher EBITDA margins than collection and recycling operations, contributed to the overall improvement in EBITDA margins at the Company’s three operating regions in 2009. The EBITDA margins at the seven landfills acquired during the fiscal year ended December 31, 2009 were within the range of EBITDA margins for existing landfills owned by the Company.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
November 5, 2010

The Company does not have an individual district that represents more than 5% of total consolidated revenue. This lack of revenue concentration in any one individual district makes it unlikely that a significant EBITDA margin change at an individual district would result in the Company reconsidering the weighting of EBITDA in its aggregation decisions.
Additionally, groups of districts generally represent vertically integrated operations that provide the Company with a strategic advantage in the market, enabling the Company to generate consistent returns without significant EBITDA margin volatility. As demonstrated by the Company’s ability to maintain its EBITDA margins during the recent unfavorable economic environment, the Company believes that significant EBITDA margin volatility at groups of districts is not common. However, if such EBITDA margin volatility was to occur, the Company would consider the significance of the change in relation to its other aggregation criteria (nature of services, nature of processes, types of customers, methods of providing services and nature of the regulatory environment) and would, in extreme cases, consider increasing the weighting of EBITDA margins in its analysis.
Segment Reporting, Page 34
3.	In future filings please expand your Business section and MD&A to explicitly identify the composition of your reportable segments. In other words identify the states, cities, or sub-regions that make up each reportable segment. In addition, please consider expanding your MD&A, where material, to discuss changes in operations through identification of the impact that these smaller components had on the results of operations.
The Company acknowledges the Staff’s comment with respect to the Company’s future filings. In future filings, the Company will identify the states that make up each reportable segment and expand MD&A, when material and relevant to explaining the trends in the business, to discuss the impact that smaller components of the Company’s segments had on the results of operations.
Financial Statements
Note 1 — Organization, Business and Summary of Significant Accounting Policies
Derivative Financial Instruments, page 64
4.	We note on page 49 that you terminated two swap agreements and paid $9.2 million to the counterparty, recording the amount in other expense. Disclosures on page 66 indicate that this charge may be reflected in Interest Expense. Please clarify for us and disclose in future filings, where you recorded this charge. Tell us whether such amount is included in the Supplemental Cash Flow Statement for cash paid for interest.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
November 5, 2010

The $9,250,000 pre-tax charge, discussed on page 64, associated with the cash payment made to the counterparties of two interest rate swap agreements terminated in 2009, is not a component of the $9,124,000, net of tax (or, $14,700,000 pre-tax), reclassified from other accumulated loss (“AOCL”) into earnings through interest expense, which was disclosed in the table that summarizes the impact of the Company’s cash flow hedges on the results of operations, comprehensive income and AOCL as of and for the year ended December 31, 2009, contained on page 66.
At December 31, 2008, the Company had $27,796,000 of pre-tax losses associated with interest rate swaps included in AOCL. During the 12 months ended December 31, 2009, the Company reclassified $14,700,000 of these pre-tax losses into earnings (through interest expense) as interest payments were made on the Company’s hedged debt. The interest rate swap termination charge of $9,250,000 was not considered to be a payment of interest on the Company’s hedged debt. Therefore, the interest rate swap termination charge was recorded as a component of other expense and not included in the computation of cash paid for interest in the Supplemental Cash Flow Statement.
In future filings, the Company will update its footnote disclosure to the table that summarizes the impact of the Company’s cash flow hedges on the results of operations, comprehensive income and AOCL by specifically indicating that the amounts reclassified from AOCL into earnings in 2009 did not include the $9,250,000 pre-tax charge, recorded as a component of other expense, associated with termination of two of its interest rate swap agreements.
*  *  *  *
In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please refer any questions or comments you may have to the undersigned at (916) 608-8200.
Regards,
/s/ Worthing F. Jackman
WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer
cc:   Kevin Stertzel (SEC)